Mail Stop 3561

October 2, 2008

Mr. Joseph DiFrancesco
President and Chief Executive Officer
Made in America Entertainment, Inc.
2005 Tree Fork Lane, Suite 101
Longwood, FL 32750

> **Re: Made In America Entertainment, Inc. (f/k/a Raven Moon Entertainment, Inc.)**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Form 10-QSB for the quarterly period ended March 31, 2008**
> **File No. 000-24727**

Dear Mr. DiFrancesco:

We have completed our review of your Form 10-KSB and related filing, and we have no further comments at this time.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant